1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

April 24, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc. Post-Effective Amendment No. 4 to Registration Statement on Form S-1 Registration No. 333-117367

Dear Mr. McTiernan:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “Lightstone”), I am writing to inform you that Post-Effective Amendment No. 5 (the “Post-Effective Amendment”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) is being filed today with the Securities and Exchange Commission (the “SEC”).

The Post-Effective Amendment contains Supplement No. 5, which consolidates and replaces all prior Supplements to the prospectus and revises the prospectus as described below.

The following is a summary of certain changes that have been made in the Post-Effective Amendment:

•	The prior Supplements are consolidated, updated and replaced by Supplement No. 5.

•	The status of the offering is updated.

•	Supplemental sales material is described.

•	The offering period is extended for an additional year, through April 22, 2007.

•	The Company has updated the financial statements through December 31, 2005.

•	The prior performance information and prior performance tables have been updated. Moreover, certain errors in the prior disclosure have been corrected in this update.

Michael McTiernan Securities and Exchange Commission	April 24, 2006 Page 2 of 2

•	Recently commenced litigation involving the Company is disclosed.

•	Typographical errors have been corrected and certain stylistic changes were made.

* * * * *

Five copies of Supplement No. 5 are enclosed for your reference. We request that the post-effective amendment be declared effective as soon as is reasonably possible.

Please call me at (212) 969-3445 should you or any other member of the SEC staff have any questions regarding this letter.

Very truly yours,

/s/ Peter M. Fass

Peter M. Fass

cc:	Mr. Howard Efron (Staff) Ms. Donna Di Silvio (Staff) Mr. Neil Miller (Staff) Mr. David Lichtenstein (Lightstone)